Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”).

At the Wells Fargo 6th Annual TMT Summit held on November 29, 2022, Steven G. Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer of MaxLinear, responded to questions from Gary Mobley of Wells Fargo relating to the pending acquisition of Silicon Motion, as set forth below.

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Gary Mobley:	Okay. I want to transition the discussion to the Silicon Motion acquisition which I'm sure perhaps a lot of people in the room and online might be interested in hearing about. You launched at the Flash Memory Summit your Panther product. And then Silicon Motion has been on the horizon or on the cusp of trialing or letting customers evaluate the MonTitan. Maybe you can help us understand the importance of Silicon Motion's business to further your flash vison in the datacenter market.

Steve Litchfield:	Sure. Maybe just kick a couple of those. Panther itself -- we've been in the storage accelerator market for close to 10 years and we've sold products there. Relatively small product line. We haven't talked about it a ton, but it's been growing. Its been more enterprise storage applications than say hyperscalers per se, but we've seen a lot of success, a great product line really performing well.

The acquisition that we made in May of this year of Silicon Motion, very excited about that opportunity. Goes after storage controllers. Storage controllers is growing worldwide in tons of applications. Silicon Motion has a lot of exposure on the client side which is they've seen tremendous amount of growth in taking merchant share. That's handsets, it's PCs, but you're actually seeing a lot of growth around the edge of the network. With SSDs, you're seeing a lot of automotive applications, you're seeing a lot of industrial applications. All of these need SSDs. And Silicon Motion has benefited and will continue to benefit from that.

The other area that they're doing or have been investing in is enterprise storage as well and hyperscalers. And that's something that they've been invested in, have been growing. It's naturally where we would like to go because it's a really big market. We think that we can help and accelerate some of the investments they've made there. We're working on 5nm today for example, so if you think about where do we see synergies, there's some definite technology synergies between the companies. On the R&D side, we can leverage our scale. We can leverage our cost structure. The cost structure, as you are well aware, I mean one of the biggest things within semis today is more consolidation, more scale makes a huge difference. By doubling the size of the company, these guys have 2x to 3x more wafer volume at TSMC that we do, so we will definitely benefit from some of the scale that we get and some of the leverage with our supply base as well. Excited about getting that scale.

But also, on the R&D side, we'll be able to invest. You can spread some of those investments over a bigger company. A lot of those IPs are developed for both companies in similar product areas, so we can leverage off that as well.

Gary Mobley:	Gotcha. In terms of the regulatory hurdles to get this deal across the finish line, there's just one remaining and that's China SAMR. It's my understanding you have filed a long form version of the SAMR application and they've accepted your application, which basically sets the clock for the review process. Have they been asking you for information as a signal they're actually doing their job?

Steve Litchfield:	With regard to the SAMR process itself, I mean there's not a whole lot I can update you on. You're absolutely right, it's kind of -- you can think of it as it's going as expected. We said we expect to close the deal kind of mid next year, we feel like it's on track for that. SAMR processes have been running close to 12 months, in some cases call it 9 months. There was a recent deal in the optical space closed in 9. Some of them are running as much as 15 months. I feel like we're on track. We're having our regular dialogue, to your point, on the long form itself. Yes, as expected on that front as well.

Gary Mobley:	If I'm not mistaken, August is the drop-dead date for the transaction. If that date comes and you don't have China SAMR approval, are you willing to extend that date by 90 additional days?

Steve Litchfield:	It's a good question. Not going to venture into hypotheticals here. Look, we're really excited about the acquisition, we're confident that we can get this through, so we're working closely with SAMR to make sure that they understand from an antitrust perspective there's no issues, there's no overlap. We're really excited to invest in this business and grow this business globally.

Gary Mobley:	Okay. Is there any reason why China SAMR might shoot this deal down? Would customers in China be harmed from this transaction? Would the ownership of Silicon Motion by an American company expose Silicon Motion customers to possible export restrictions?

Steve Litchfield:	Naturally, we looked into this ahead of the acquisition. We did a lot of diligence on this point. We don't see any challenges from an antitrust perspective. There's no overlap. There shouldn't be any concerns. We were comfortable moving forward and I don't think anything has really changed although we've seen a lot of headlines change. At the end of the day, I think on the ground or on the surface, really not a lot has changed.

Gary Mobley:	I know you can't plan too far ahead until this deal is actually consummated, but I'd love to hear your view on how you see these 2 companies come together when the deal is finalized. How you intend I guess more specifically to take a mid-50% gross margin business and mitigate the gross margin dilution that initially presents for you.

Steve Litchfield:	It's a great question. Maybe I'll start with some of the synergies. We highlighted $100 million worth of synergies. $30 million coming on the COGS line and then $70 million in OpEx. We feel very comfortable that we can achieve those savings on the COGS side. If you think of a $2 billion revenue company, you've got a little less than $100 million, or sorry, $1 billion of COGS, so $30 million of savings coming, kind of leverage with suppliers, seems very reasonable. I think we can definitely go off and accomplish that.

On the OpEx side, there's definitely synergies. A little less on a percentage basis than what we normally would. With a little less overlap between the 2 businesses, we thought that was prudent. That being said, we see a number of areas that we can dial back, integrate more, realize some more efficiencies and achieve that $100 million pretty conservatively.

The question on the gross margin is an important one and I think it's something that we look closely at. I think I would start with, if you go back, and I'm sure many of you are familiar with Silicon Motion, but Silicon Motion used to be kind of a low 40% gross margin business. And over time, as the complexity of their solutions and the competitive landscape has changed, they've been able to move that up. Through efficiencies, but also their value-add is actually growing. I think if you look in the storage controller space and you look at those complexities, that's not ending. That is only continuing.

The ability -- if you think through this, the merchant solution is super important here. Because this enables, whether it's a datacenter guy or an automotive guy or an industrial guy, to use any NAND manufacturer they have. That ultimately lowers their cost structure. That whole solution cost comes down dramatically by having a merchant solution. They really want to see this. But it also adds a level of complexity. These NAND structures are getting more and more complex, but now I have to make sure that I can accommodate Samsung NAND or Micron NAND or WD NAND. All this is new. But it's a huge benefit to the customer base. They're willing to pay up for that. Now we've got to make sure that we can provide that value to actually move gross margins up. Today, they've been running closer to 50% gross margin. I think cost structure, as I highlighted, I think we can improve the cost structure first of all, so that will be one way to improve gross margin. Now that takes time. We're seeing that even in previous acquisitions. It will take a couple of years. As we redesign or architectures change, reducing footprint for example, so that takes some time. We'll definitely pursue that.

And then I think part of your question was, do you get that to the mid 60s? I mean when we come out of the gate, this thing probably looks 56%, 57% gross margin is what we've talked about. Now, if you recall, when we did the previous acquisition that we did, we went from 61% gross margins down to 57% and then we moved it back over the next 2.5 years up to 62.5%. In some respects, this should look similar in that the combined company will kind of come down to 56% or 57% and then we'll start to grind that higher. There's a lot of tools that we have at our disposal to do that, so we'll get that back up to 60% and then ultimately, our long-term goal is to get it up to mid-60s.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the potential merger with Silicon Motion, the anticipated benefits of the potential merger with Silicon Motion, including with respect to the growth of Silicon Motion’s business, potential synergies, potential gross margins, market opportunity, market growth and revenue growth, the anticipated timing of the SAMR review and final determination, the anticipated closing date of the potential merger with Silicon Motion and statements regarding MaxLinear’s business plans. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction as well as in MaxLinear’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other future reports to be filed with the Securities and Exchange Commission (the “SEC”). While the lists of risk factors presented here and in the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear (the “Registration Statement”).

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.